September 16, 2018

Mr. Joseph C. Earley
Vice President and Treasurer
FGL Holdings
4th Floor, Boundary Hall, Cricket Square
P.O. Box 1093
Grand Cayman, KY1-1102
Cayman Islands

       Re:    FGL Holdings
              Schedule TO-I
              Schedule 13E-3
              Filed September 6, 2018
              File No. 005-89522

Dear Mr. Earley:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings or providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 5. Past Contacts, Transactions, Negotiations and Agreements

1. We note your incorporation by reference to the Proxy Statement filed April 2, 2018.
       Please revise the Offer to Exchange to refer specifically to the applicable discussion in the proxy statement and file the information as an exhibit. See Instruction to Item
       1005(d) of Regulation M-A.
 Joseph C. Earley
FGL Holdings
September 16, 2018
Page 2


Offer to Exchange

Summary Term Sheet and Questions and Answers, page 1

1. Disclosure on page 3 indicates that you "may elect to exchange none of the Warrants."
       Similar disclosure appears under "The Offer" on page 28. Please revise to clarify that you may elect to purchase none of the Warrants only in the event that you terminate the
       Offer due to the failure to satisfy a condition to the Offer.

Section 2. Fairness of the Offer, page 10

2. Please revise to specifically address the fairness of the Offer to unaffiliated Warrant holders. See Item 1014(a) of Regulation M-A.

3. In assessing the fairness of a going private transaction, the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant and should be discussed in reasonable detail. See Questions 20-21 of Exchange Act Release No. 34-
       17719 (April 13, 1981). Please revise to discuss these factors in reasonable detail or explain why the factors were not deemed material or relevant.

Tendering Warrant Holders' Representations and Warranties, page 30

4. Please tell us why you reference Rule 14e-4 here and in the Letter of Transmittal. We note that the rule addresses prohibited transactions in connection with a partial tender offer and that your Offer is for all outstanding Warrants.

Section 3. Withdrawal Rights, page 31

5. Please disclose that Warrants not yet accepted for payment after the expiration of 40 business days from the commencement of the Offer may be withdrawn. See Rule 13e-
       4(f)(2)(ii).

Participation in the Offer, page 37

6. Please disclose the reasons for the intent to tender and clarify how the conditional waiver operates. See Item 1012(d) of Regulation M-A.

Section 9. Financial Information Regarding the Company, page 38

7. We note that you incorporated your financial statements by reference to your annual report on Form 10-K and quarterly reports on Form 10-Q. Please revise your disclosure to include all of the summarized financial information required by Item 1010(c) of
       Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and the related staff
 Joseph C. Earley
FGL Holdings
September 16, 2018
Page 3


       guidance available in our July 2001 Supplement to the Manual of Publicly Available
       Telephone Interpretations at I.H.7.

Section 13. Fees and Expenses, page 45

8.     Please provide the information required by Item 1007(c) of Regulation
M-A.


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3589 if you have any questions regarding our comments.


                                                            Sincerely,

                                                            /s/ Tiffany Piland
Posil

                                                            Tiffany Piland
Posil
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions

cc:    Steven J. Slutzky
       Debevoise & Plimpton